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                                                                      Exhibit 99

                                                  Investor Contact: Richard Koch
                                                                    203-750-3254

                                                 Press Contact: William McDaniel
                                                                    203-750-2619



                                                           FOR IMMEDIATE RELEASE


          OLIN CORPORATION TO SPIN OFF SPECIALTY CHEMICAL OPERATIONS;
           COMPANY REPORTS SECOND QUARTER RESULTS, DECLARES DIVIDEND


     NORWALK, CT, July 30, 1998 - Olin Corporation (NYSE: OLN) today announced that the board of directors has approved the spin off of Olin's specialty chemicals businesses to shareholders as a separate, publicly held company.

     The spin off would combine Olin's microelectronic materials, pool chemicals, biocides, sulfuric acid, hydrazine and performance urethanes businesses in the new Specialty Chemicals Company, which will be named later. Olin would retain its Chlor Alkali, Brass and Winchester businesses. The spin off transaction is expected to be completed during the first quarter of 1999.

     Separately, Olin reported second quarter earnings of $38.6 million, or 80 cents per share, compared to $38.6 million, or 75 cents per share, a year earlier. Earnings per share increased because of the lower number of shares outstanding as a result of the Company's share repurchase program. Because of lower metal values, sales declined to $613 million from $632 million a year earlier. Olin said that 1998 earnings per share are expected to be in the $3.00 range as a result of a greater-than-anticipated effect of the Asian financial turmoil on the semiconductor and chemical industry.

     Olin's board of directors also declared a regular, quarterly dividend of 30 cents per common share, the same amount as paid in the prior quarter, to be paid
on September 10, 1998 to shareholders of record on August 10, 1998.   This is
Olin's 287th consecutive quarterly dividend.


                        SPIN OFF OF SPECIALTY CHEMICALS

     Donald W. Griffin will remain chairman, president and CEO of Olin Corporation. Michael E. Campbell, currently executive vice president of Olin
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Corporation in charge of Olin's operations, will lead the new Specialty
Chemicals Company as chief executive officer. The businesses, which will comprise the Specialty Chemicals Company, had approximately $950 million in sales in 1997, representing approximately 40% of Olin's total 1997 sales. Olin's remaining businesses had approximately $1.5 billion in sales in 1997, or 60% of total sales.

     "Olin today consists of two distinct businesses: basic materials and specialty chemicals," said Mr. Griffin. "Each group differs from the other in its growth potential, its customer priorities, its profit drivers, its marketplace conditions, its cyclicality, its capital needs and its access to capital. This spin off creates two companies, each with sharper management focus and increased accountability to deliver improved performance, and the financial flexibility to independently pursue their own investment opportunities. Each will be better able to compete in tomorrow's markets, and to deliver value for its shareholders and customers.

     "Both companies will begin their independent operations with the key components for continued success already in place: financial resources, experienced management and market-leading products," Mr. Griffin continued. "By realigning our businesses into more complementary and more focused structures, we expect to significantly enhance the performance and profitability of each, and by so doing unlock the significant value that resides in each of them. Investors will be able to focus on the specific growth and value characteristics best suited to their investment philosophies."


                                OLIN CORPORATION

     Of the businesses to remain a part of Olin Corporation after the spin off, Chlor Alkali Products is the leading producer of chlorine and caustic soda in the eastern United States, and one of the largest producers of sodium hydrosulfite in North America; Olin Brass produces copper and copper alloys for electronic, automotive, construction, and decorative uses, and clad metals for use in coins; Winchester produces ammunition and related products for hunters, recreational shooters and law enforcement agencies.

     "Success for Olin will depend on its ability to focus its energy, creativity and resources on becoming a premier basic materials company, offering its customers outstanding customer value with the lowest cost, highest quality products in their respective markets," said Mr. Griffin. "Our focus will be on manufacturing processes, efficiencies and cost control. Olin will remain alert to synergistic acquisitions of compelling value."


                          SPECIALTY CHEMICALS COMPANY

     The specialty chemicals businesses to be spun off produce, among other products, microelectronic materials and related products and services for the semiconductor industry; chemicals for pools and water sanitization systems;

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biocides for anti-dandruff shampoos and marine and architectural coatings;
sulfuric acid for the oil and petrochemical industries; hydrazine for chemical blowing agents and satellite positioning thrusters; and performance urethanes and organics for the coatings, adhesives, sealants and elastomers markets, and other downstream chemical applications.

     "As a separate company, the Specialty Chemicals Company will be better able to expand its customer base by offering value-added products and services," said Mr. Campbell. "Our success will depend on our ability to deliver innovative products and customized services to meet changing customer needs. Additionally, the market will be better able to evaluate the growth potential and performance of this new company."

     The spin-off is expected to be in the form of a dividend distribution of the shares of the new company. The board of directors will determine the distribution ratio and record and distribution dates for the spin-off at a later date. The transaction is anticipated to qualify as a tax-free distribution to Olin and its shareholders. The company will apply to the Internal Revenue Service for a ruling to that effect.

     The transaction is subject to numerous conditions including, among other things, the receipt of the IRS ruling, certain government and third party approvals, and review by the Securities and Exchange Commission of necessary SEC filings.


                             SECOND QUARTER RESULTS

     "Our overall second quarter earnings were in-line with our expectations, with higher than expected profits from pool chemicals and performance urethanes offsetting lower than expected earnings from our microelectronic materials and chlor alkali businesses," said Mr. Griffin.

     "Regarding our 1998 earnings estimate, during the last month we have received and analyzed new market data and forecasts affecting customers in both our chemicals and metals businesses. The Asian turmoil will likely be reflected in the performance of our microelectronic materials, chlor alkali, biocides, performance urethanes and Brass businesses to a greater degree than we previously expected."

     The following commentary compares segment operating income for the second quarter of 1998 and 1997:


                                   CHEMICALS

   Chemicals segment operating income decreased 6% to $43.2 million in 1998, from $46.0 million in 1997. Microelectronic materials profits decreased from last year due to lower industry demand. Chlor Alkali operating income

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trailed the same period last year due to lower volumes (in part due to reduced downstream Asian demand), higher electricity costs due to extremely hot weather in the South, partially offset by higher ECU prices. Biocides profits were reduced by lower demand, particularly from the Asian market. Pool chemicals profits increased as higher domestic, branded volumes, caused in part by favorable weather, offset lower pricing. Performance urethanes profits increased due to the restructuring of the business in 1997 and lower raw material costs.


                             METALS AND AMMUNITION

     Metals and ammunition operating income increased 30% to $16.4 million, from $12.6 million. Metals profits declined slightly as an inventory correction at some automotive accounts and lower electronics and connector demand, in part due to Asia, more than offset higher foreign coinage and cupping sales.
Winchester's operating results were ahead of last year as a result of higher sales, improved plant operating performance and lower costs.


                            SHARE REPURCHASE PROGRAM

     During the second quarter of 1998 the company repurchased 445,000 shares of its common stock, bringing the cumulative total since January 1997 to 5,105,600 shares.

     Headquartered in Norwalk, CT, Olin is one of the world's leading producers of chemicals, metals, microelectronic materials and sporting ammunition.

____________

Except for historical information contained herein, the information set forth in this communication contains forward-looking statements that are based on management's beliefs, certain assumptions made by management and current expectations, estimates and projections about the markets and economy in which the company and its various divisions and profit centers operate. Words such as "expects," "believes," "should," "plans," "will," "forecasts," "estimates," and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions ("Future Factors") which are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expected or forecasted in such forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statements, whether as a result of future events, new information or otherwise. Future factors which could cause actual results to differ materially from those discussed in these sections and notes include but are not limited to: lack of moderate growth in the U.S. economy or even a slight recession in 1998; worsening economic conditions in Asia; competitive pricing pressures; the company's ability to maintain chemical price increases; no increase in Chlor Alkali's ECU prices; Chlor Alkali operating rates below current levels; higher-than-expected raw material costs for certain chemical product lines; increased foreign competition in the calcium hypochlorite markets; lack of stability in the semiconductor industry; the negative effects from the General Motor's strike; a downturn in many of the markets the company serves such as electronics, automotive, ammunition and housing; the supply/demand balance for the company's products, including the impact of excess industry capacity; failure to achieve targeted cost reduction programs; unsuccessful entry into new markets for electronic chemicals; capital expenditures, such as cost overruns, in excess of those scheduled; environmental costs in excess of those projected; and the occurrence of unexpected manufacturing interruptions/outages.


                                   7X98  - 30

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